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                         [AMPERSAND MEDICAL LETTERHEAD]


FOR IMMEDIATE RELEASE

                        MEDIA CONTACT:    Gail Cowan or Shawn Malayter
                                          Corporate Technology Communications
                                          312.832.9300 x212 or x227

                        INVESTOR CONTACT: Kristin Anderson
                                          Corporate Technology Communications
                                          312.832.9300 x256

            AMPERSAND MEDICAL CORPORATION SIGNS DEFINITIVE AGREEMENT
                     TO ACQUIRE ACCUMED INTERNATIONAL INC.

                  Agreement garners new revenue opportunities
                    and accelerates Ampersand's development

CHICAGO (FEBRUARY 7, 2001) - Ampersand Medical Corporation (OTC BB: AMPM) today announced that the company has signed a definitive agreement to acquire AccuMed International, Inc. The terms of the agreement have been approved by the directors of both companies. The transaction is subject to final approval by the shareholders of AccuMed. Ampersand expects to close the transaction during the second quarter of 2001.

     "We've been working together to determine the best possible structure for the transaction and are extremely pleased with the outcome. The integration of our technologies will prove to be a critical accelerator in the development of Ampersand's business and will have a dramatic and immediate impact on our revenue generation," said Peter Gombrich, chairman and chief executive officer of Ampersand Medical.

     AccuMed's preferred and common stockholders will exchange all of their outstanding shares for a combination of Ampersand's new Series A Convertible Preferred Stock and Common Stock. A total of 4 million newly issued and registered common shares would be issued to AccuMed's stockholders assuming conversion of all shares of Series A Preferred Stock. AccuMed currently holds 200,000 shares of Ampersand common stock, which will be returned to the company treasury.

                                                                         MORE...


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     Ampersand's return on investment will be further enhanced by the elimination of cash royalties totaling a minimum of $5 million due under the Patent and Technology License between the companies relating to AccuMed's point-of-care technology.

     The revenue implications for Ampersand include the integration of AccuMed's instrument and research and development contract with Ventana Medical Systems. Ampersand expects to use the contract as a base to explore additional opportunities with Ventana. In addition, AccuMed has signed an agreement with Dianon Systems which will also contribute to Ampersand's 2001 revenue. The company anticipates additional revenue opportunities that will prove to be value-enhancing based on the combination of AccuMed technology licenses and Ampersand's product development process and team.

     "The combination of AccuMed's patent and technology portfolios with Ampersand's cancer-screening platform creates a larger and stronger base from which Ampersand can develop and grow," said Gombrich. "The integration of Ampersand products, such as the Samba Telemedicine System and Image Analysis system, into existing AccuMed development contracts should offer opportunities to enhance service to the customer as well as increase our revenues and profitability. Conversely, the integration of Accumed products with our clinical trials and studies reduces project costs and offers the opportunity to increase revenue, enhance core technology and rapidly access new markets."

About Ampersand Medical

     Ampersand Medical Corporation develops cost-effective, laboratory-based and point-of-care screening systems to assist in the early detection of cervical, gastrointestinal and other cancers. The InPath(TM) System is being developed to provide medical practitioners with a highly accurate, low-cost, cervical cancer-screening system, which can be used in a laboratory, or at the point-of-care. Other products include AIM 2000, an automated system facilitating the analysis of medical samples and SAMBA(TM) Virtual Laboratory software used for medical-image processing, database and multimedia case management, telepathology and teleradiology.






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Ampersand Medical AccuMed Agreement/Add Two

About AccuMed International

     AccuMed International is an advanced diagnostics- and information-solutions company that designs, builds and supplies cytology and histology products to improve the quality of cell-based specimen analysis. The company's product lines, including AcCell computer-aided microscopes and AcCell-Savant, encompass electronic-imaging systems and image-analysis software. AccuMed has most recently focused on the customization of these products for specific applications.

                                      ###

Certain statements throughout this release are forward-looking. These statements are based on the Company's current expectations and involve many risks and uncertainties, such as the possibility that clinical trials will not substantiate the Company's expectations with respect to the InPath(TM) System, and other factors set forth in reports and documents filed by Ampersand Medical Corporation with the Securities and Exchange Commission. Ampersand Medical Corporation undertakes no obligation to publicly update or revise any forward-looking statements contained herein.

     More information is available on the Internet at www.ampersandmedical.com.
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[LOGO] A MEDICAL SYSTEMS GROUP                      414 NORTH ORLEANS, SUITE 510
       AMPERSAND MEDICAL                                   CHICAGO, IL 60610 USA
                                                                    312.222.9550
                                                                  F 312.222.9580

FOR IMMEDIATE RELEASE

                      MEDIA CONTACT:         PETER DUCKLER
                                             CORPORATE TECHNOLOGY COMMUNICATIONS
                                             312.832.9300 X257
                      INVESTOR CONTACT:      KRISTIN ANDERSON
                                             CORPORATE TECHNOLOGY COMMUNICATIONS
                                             312.832.9300 X256


                       AMPERSAND MEDICAL AND ACCUMED MOVE
                          TOWARD COMPLETION OF MERGER

         INTEGRATION OF ACCUMED WILL CREATE NEW REVENUE OPPORTUNITIES,
                   ACCELERATE AMPERSAND'S PRODUCT DEVELOPMENT

                    CEO COMMENTS ON AMPERSAND'S STOCK PRICE


CHICAGO, MAY 22, 2001 -- Ampersand Medical Corp. (OTCBB: AMPM) and AccuMed International Inc. (OTCBB: ACMI) jointly announced that the companies are moving toward completion of their previously announced merger, which was expected to close by the end of June. However, since the transaction involves complex filings with the Securities and Exchange Commission, the deadline for the final closing was extended until the end of July. Upon completion of the transaction, AccuMed will become a wholly owned subsidiary of Ampersand.
         "The acquisition of AccuMed is on track although the regulatory details are taking longer than we would like. The two companies already are working together closely. Once the transaction is closed, the combined net worth and subsequent return to shareholders will help propel Ampersand's development," said Peter Gombrich, chairman and chief executive officer of Ampersand Medical.
         The amendment to the original February 7, Plan of Merger extends the deadline for the closing until July 31, or later if necessary based on the timing of SEC clearance of related registration documents. The extension amendment also contains provisions to continue Ampersand's short-term loans to AccuMed covering AccuMed's current operating requirements, including instrument and software development programs for existing contracts. AccuMed's ability to maintain this development process is critical to the early production of revenue from these contracts. In addition, as a result of continued cost reductions at AccuMed, Ampersand anticipates that AccuMed will have significant cash balances from these loans on hand after the closing.


                                                                         More...
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Ampersand & AccuMed Extend Deadline
Page 2

     Leonard R. Prange, president and chief financial officer of Ampersand, commented: "The preparation of the required Securities and Exchange Commission filings is time consuming and has taken longer than we anticipated. The Form S-4 registration of Ampersand's common stock, which will be exchanged for AccuMed's common stock, will be submitted to the SEC this week. The extended closing deadline provides ample flexibility to complete the merger."

     Paul F. Lavallee, chairman and CEO of AccuMed, said, "We remain committed to completing the merger as soon as possible. The process of integrating each company's technology is well along and, in fact, Ampersand personnel are working to complete instruments for delivery to AccuMed's customers. Combining our two companies should lead to enhanced investment values for our stockholders as well as Ampersand's."

     In addition, Mr. Gombrich commented on recent activity in Ampersand's common stock: "We are not aware of any reason for the recent heavy trading volume and price pressure. This activity does not reflect any corporate developments and is certainly not reflective of our progress and value."

     Mr. Gombrich added: "We are enthusiastic about our prospects and I am pleased to report that feedback from the medical community and regulatory authorities is increasingly positive for our InPath(TM) system. Clinical trials commenced this month and the results from a pilot study in China demonstrate accuracy of 95%, which far exceeds the performance of the Pap test."

About Ampersand Medical

Ampersand Medical Corporation develops cost-effective, laboratory-based and point-of-care screening systems to assist in the early detection of cervical and other cancers. The InPath(TM) System is being developed to provide medical practitioners with a highly accurate, low-cost, cervical cancer screening system that can be used at the point-of-care. Other products include AIM 2000, an automated system facilitating the analysis of medical samples and SAMBA(TM) Virtual Laboratory software used for medical image processing, database and multimedia case management, telepathology and teleradiology. More information is available on the Internet at www.ampersandmedical.com.

About AccuMed

AccuMed is an advanced diagnostics- and information-solutions company that designs, builds and supplies cytology and histology products to improve the quality of cell-based specimen analysis. The company's product lines, including AcCell(TM) computer-aided microscopes and AcCel-Savant(TM), encompass electronic-imaging systems and image-analysis software. AccuMed has most recently focused on the customization of these products for specific applications.

                                      ###

Certain statements throughout this release are forward-looking. These statements are based on the Company's current expectations and involve many risks and uncertainties, such as the possibility that clinical trials will not substantiate the Company's expectations with respect to the InPath(TM) System, and other factors set forth in reports and documents filed by Ampersand Medical Corporation with the Securities and Exchange Commission. Ampersand Medical Corporation undertakes no obligation to publicly update or revise any forward-looking statements contained herein.